  EXHIBIT 99.1

January 23, 2018	News Release 18-01

Brucejack Mine Production Update; 2018 Guidance

Vancouver, British Columbia January 23, 2018; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) is pleased to provide an operations update for fourth quarter 2017 and the first six months of ramp-up at the high-grade gold Brucejack Mine, and provide guidance for the first six months of 2018 as the ramp-up continues at Brucejack.

Fourth Quarter 2017 and Six Months Ramp-Up Production Highlights

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70,281 ounces of gold produced in the fourth quarter of 2017, for a total of 152,484 ounces of gold produced during the first six months of production ramp-up;
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95.8% gold recovery rate in the fourth quarter of 2017 for an average gold recovery rate of 96.2% for the first six months of production ramp-up;
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271,501 tonnes of ore milled in the fourth quarter of 2017 for a total of 532,763 tonnes of ore milled as at December 31, 2017;
■
2,951 tonnes per day processed on average during the fourth quarter of 2017 for an average processing rate of 2,895 tonnes per day during the first six months of production ramp-up.

Establishing Long-Term Mine Infrastructure

2017 Mining and Infrastructure Development

During and prior to the second half of 2017, underground development focused on establishing sills and opening levels laterally at the Brucejack Mine in support of the long-term mine plan, which will provide optionality in mining stopes. Access to the broadest possible range of stopes will maximize stope blending and is expected to improve the management of production grades as the ramp-up continues at the Brucejack Mine. In the third quarter of 2017, underground development established a sill on the 1320-meter Level of the Brucejack Mine, the first of two sills planned for the first year of mining at Brucejack. During the third quarter and through the fourth quarter, underground development established a sill at the 1200-meter Level of the mine, and work continued on the lateral development to the east and west.

2018 Mining and Infrastructure Development

Establishment of the two sills has opened up two mining horizons for 2018, the 1200-meter Level to the 1320-meter Level and the 1320-meter Level to the 1440-meter Level. With 30-meter sublevels between sills, these two sills are expected to provide access to eight mining levels by mid-year. With the continued extension of the mining levels to the east and west within the two mining horizons, supported by continued infill drilling (see Infill Drilling below), mining level access to stopes with a greater range of grade is expected to be available through 2018.

Establishing Mine Grade Control

Underground Sampling

The grade control program originally planned to be operational early in the fourth quarter of 2017 is now expected to be operational in the middle of the first quarter of 2018. When fully operational, the grade control program is expected to provide an estimated grade for each ring blasted within a long-hole stope. This information will allow the blending of ore from the various stopes on a ring-by-ring basis to smooth out head grade to the mill.

The sample splitting station, a key component of the grade control program that provides a homogenous sample for each ring blasted within a long-hole stope, has been re-engineered to better handle day-to-day mining operations. Modifications have been completed and commissioning of the sample splitting station is underway. The upgraded and more robust sample splitting station is expected to be fully operational by the middle of this quarter.

Infill Drilling

Another component of the grade control program is infill drilling of stopes to 7.5-meter to 10-meter centers (the infill drill spacing planned for long-term mining operations at Brucejack) prior to mining. A reverse circulation underground infill program will commence in February on a trial basis. Reverse circulation drilling will provide a larger sample per meter and should be faster and more cost effective than core drilling, which has been used for infill drilling to date. If the trial program is successful, reverse circulation drilling will be adopted for long-term grade control infill drilling.

Reconciliation of 2017 Ramp-Up Production

Grade reconciliation to the reserve model for the period August 1, 2017 to December 31, 2017 was approximately 75% to 80%. During the period, ore from the stopes developed on the 1200-meter Level sill provided approximately 25% of mill feed. These stopes were mined in establishing the 1200-meter Level sill as part of the long-term mine plan and had a lower drill density than stopes on other levels of the mine. As the grade control program becomes operational and mining moves up from the 1200-meter Level into areas with higher drill density, reconciliation is expected to improve.

Lyle Morgenthaler, B.A.Sc., P.Eng., Chief Mine Engineer, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine development. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., Vice President, Geology and Chief Geologist, Pretium Resources Inc. is the Qualified Person (“QP”) responsible for Brucejack Mine reconciliation of 2017 ramp-up production.

Other 2018 Activities

Mill Operations

The main operating units in the mill building are performing as expected, other than the concentrate bagging system which is requiring increased mill downtime and maintenance. Planning is underway to replace or upgrade the system. With the filing of the permit amendment application in December 2017 to increase the plant production capacity to 3,800 tonnes per day, engineering and planning are underway to increase production capacity pending the approval of the permit amendment, a process which is expected to take six to 12 months.

Grass-roots Exploration

Planning is underway for the 2018 grassroots exploration program on the wholly-owned Bowser Claim Group, which is expected to begin in late spring.

Achieving Steady State Production - 2018 Guidance

H1 2018 Guidance

As the ramp-up of mining into areas of higher definition drilling continues, steady state gold production is now expected to be achieved in mid-to-late 2018. Gold production at Brucejack for the first half of 2018 is expected in the range of 150,000 ounces to 200,000 ounces, for total first year ramp-up gold production of 302,000 ounces to 352,000 ounces (July 1, 2017 to June 30, 2018). The achievement of steady state mining in areas with higher drill density and the grade control program in full operation will enable the Company to provide further production guidance later in 2018.

2018 Financial Guidance

All in sustaining costs1 for the first half of 2018 are expected to range from US$700 per ounce gold sold to US$900 per ounce gold sold. As operations continue to ramp-up at the Brucejack Mine through 2018, an increased focus will be placed on operational efficiency to reduce costs.

Appointments

Pretivm has realigned its senior leadership to correspond to changes in the organisational structure. Michelle Romero has been promoted from Vice President, Corporate to Executive Vice President, Corporate Affairs and Sustainability. Tom S.Q. Yip has been promoted to Executive Vice President and Chief Financial Officer. Warwick Board, Ph.D., P.Geo, Pr.Sci.Nat., has been promoted to Vice President, Geology and Chief Geologist.

Fourth Quarter and Year-End 2017 Financial Results – Webcast and Conference Call

Pretivm plans to release its fourth quarter and year-end 2017 operational and financial results after market close on Thursday, March 8, 2018. The webcast and conference call to discuss these results will take place Friday, March 9, 2018 at 8:00 am PT (11:00 am ET).

Webcast and conference call details:

Friday, March 9, 2018 at 8:00 am PT (11:00 am ET)
Webcast	www.pretivm.com
Toll Free (North America)	1-800-319-4610
International and Vancouver	604-638-5340

About Pretivm

Pretivm is ramping-up gold production at the high-grade underground Brucejack mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

(1) All-In Sustaining Costs

All-in sustaining cost (“AISC”) is a non-IFRS performance measure calculated as the sum of total cash costs, sustaining capital expenditures, accretion on decommissioning and restoration provision, treatment and refinery charges netted against revenue, site share-based compensation, and corporate administrative costs, all divided by the gold ounces sold to arrive at a per ounce amount. The Company believes that this measure, in addition to measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company and to compare it to information reported by other companies. The non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Forward-Looking Statements

This News Release contains “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continues,” “estimates,” “expects,” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking information may include, but is not limited to, information with respect to: production and cost guidance; our planned exploration and development activities, the accuracy of our mineral resource estimates; capital and operating cost estimates; production and processing estimates; the results, the adequacy of Pretivm's financial resources, the estimation of mineral reserves and resources including the 2016 Valley of the Kings Mineral Resource estimate and the Brucejack Mineral Reserve estimate, realization of mineral reserve and resource estimates and timing of development of Pretivm's Brucejack Mine, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Mine, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and statements regarding USD cash flows and the recurrence of foreign currency translation adjustments. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information. Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's Annual Information Form dated March 30, 2017 filed on SEDAR at www.sedar.com and in the United States on Form 40-F through EDGAR at the SEC's website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.